Exhibit (e)(20)

Execution Version

AMERICAN INDUSTRIAL PARTNERS CAPITAL FUND VII, L.P.

450 Lexington Avenue, 40th Floor

New York, New York 10017

December 4, 2020

Safari Parent, Inc.

c/o American Industrial Partners

450 Lexington Avenue, 40th Floor

New York, New York 10017

Re:	Equity Commitment Letter

Ladies and Gentlemen:

Reference is hereby made to the Agreement and Plan of Merger, dated on or about the date hereof (as may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among SEACOR Holdings Inc., a Delaware corporation (the “Company”), Safari Parent, Inc., a Delaware corporation (“Parent”), and Safari Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions set forth therein, (a) Merger Sub will commence a tender offer (the “Offer”) to acquire each share of Common Stock of the Company issued and outstanding immediately prior to the Effective Time and (b) as soon as practicable after the Offer Acceptance Time, Merger Sub will be merged with and into the Company, with the Company surviving such merger and becoming a wholly-owned subsidiary of Parent (the “Merger”, and together with the Offer, the “Acquisition”). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Merger Agreement. American Industrial Partners Capital Fund VII, L.P. is referred to herein as the “Investor”, and, together, the Investor and Parent are referred to as the “Parties”. This letter (this “Letter”) is being delivered by the Investor to Parent in connection with the execution of the Merger Agreement.

1.     Commitment. The Investor hereby commits to purchase at or prior to the Closing, directly or indirectly, on the terms and subject to the conditions set forth herein, equity securities of Parent with an aggregate purchase price equal to $580,000,000 (its “Commitment Amount”), the net proceeds of which will be used, as needed, to (a) fund amounts required to be paid by Parent pursuant to Section 3.3(a) of the Merger Agreement and (b) pay fees and expenses required to be paid by Parent or by Merger Sub pursuant to the Merger Agreement (if any). Notwithstanding the foregoing, to the extent Parent does not require all of the Commitment Amount in order to fulfill its obligations in full under, and consummate the transactions contemplated by, the Merger Agreement, as the case may be, the amount to be funded hereunder will be reduced proportionately. Under no circumstances shall the Investor be obligated pursuant to this Letter to contribute more than the Commitment Amount and, notwithstanding anything else to the contrary in this Letter, the cumulative liability of the Investor under this Letter shall at no time exceed the Commitment Amount. Each Party acknowledges and agrees that (i) this Letter is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the Parties hereto and neither this Letter nor any other document or agreement entered into by any Party hereto relating to the subject matter hereof shall be construed to suggest otherwise and (ii) the obligations of the Investor under this Letter are contractual in nature. In the event that the Investor funds its Commitment Amount (or any portion thereof) prior to the Closing and the Acquisition does not close for any reason, such Commitment Amount (or portion thereof) shall be repaid in full to the Investor as soon as reasonably practicable, and in no event later than two (2) Business Days following the termination of the Merger Agreement; provided, in each case, that the return of such funds shall not, subject to Section 5 hereof, relieve the Investor of its obligations hereunder.

2.     Conditions. The Investor’s obligation to fund the applicable portion of the Commitment Amount (as may be reduced in accordance with Section 1) shall be subject to (a) the execution and delivery of the Merger Agreement by Parent, Merger Sub and the Company, (b) with respect to the portion of the Commitment Amount allocable to the aggregate Offer Price, (w) satisfaction or waiver in writing of each of the conditions to Merger Sub’s obligation to accept for purchase, and to pay for, the Shares validly tendered (and not validly withdrawn) pursuant to the Offer set forth in Annex I of the Merger Agreement, and (x) the occurrence of the Offer Acceptance Time in accordance with the terms and conditions of the Merger Agreement, (c) with respect to the remaining portion of the Commitment Amount, (y) the satisfaction or waiver in writing of each of the conditions to Parent and Merger Sub’s obligation to consummate the Merger set forth in Section 8.1 of the Merger Agreement in accordance therewith, and (z) the substantially simultaneous consummation of the Merger in accordance with the terms and conditions of the Merger Agreement.

3.     Limited Guarantee. Concurrently with the execution and delivery of this Agreement, the Investor is executing and delivering to the Company a limited guarantee related to certain of Parent’s and Merger Sub’s obligations under the Merger Agreement (the “Limited Guarantee”). The Investor expressly acknowledges that the Company is relying on the obligations and commitments of the Investor hereunder and thereunder in connection with the Company’s decision to enter into and consummate the transactions contemplated by the Merger Agreement.

4.     Specific Performance. The Investor acknowledges and agrees that, if the applicable conditions described in Section 2 above are satisfied with respect to the Investor’s obligation to fund a portion of the Commitment Amount, the Company may seek specific performance of the Investor’s obligation to fund such portion of the Commitment Amount (as may be reduced in accordance with Section 1), respectively, hereunder, pursuant to (and on the terms and subject to the conditions of) Section 10.12 of the Merger Agreement (the “Specific Performance Rights”). The Specific Performance Rights are and shall be the sole and exclusive direct or indirect remedy (whether at law or in equity) available to the Company, its security holders and Affiliates (or available to any Person claiming by, through, or on behalf or for the benefit of any of them) against the Investor or any other Non-Recourse Party (as defined below) with respect to any claim (whether sounding in contract or tort, under statute or otherwise) arising under or related to the Merger Agreement or this Letter or the transactions contemplated hereby or thereby or related negotiations, including without limitation in connection with any breach or alleged breach by Parent or Merger Sub of any obligation under or related to the Merger Agreement (whether or not any such breach or alleged breach is caused by the Investor’s breach of its obligations under this Letter) and any breach or alleged breach by the Investor of any obligation under or related to this Letter.

5.     Termination. This Letter and all obligations of the Investor under or in connection with this Letter shall terminate automatically and immediately upon the earliest to occur of (a) the Closing (at which time all such obligations shall be discharged), (b) the valid termination of the Merger Agreement pursuant to its terms, (c) the funding of equity financing hereunder that, in the aggregate, equals the Commitment Amount (as may be reduced in accordance with Section 1), and (d) the Company or its Affiliates (or any Person claiming by, through or on behalf or for the benefit of any of the foregoing) asserting a claim against the Investor or any Non-Recourse Party under or in connection with the Merger Agreement or any of the transactions contemplated thereby other than the Company asserting any claims for (i) Parent or Merger Sub to perform their respective obligations under the Merger Agreement, or any of the agreements, documents or instruments contemplated thereby, on the terms and subject to the conditions thereof including any limitations of remedies under the Merger Agreement, (ii) Investor (as Guarantor) to perform its obligations under the Limited Guarantee and (iii) certain Non-Recourse Parties’ obligations under, and pursuant to the terms of, the Confidentiality Agreement. Upon termination of this Letter, the Investor shall not have any further obligations or Liabilities hereunder; provided, that this Section 5 (Termination) and Sections 6 (Assignment; Amendments and Waivers; Entire Agreement), 7 (No Third Party Beneficiaries; Enforceability), 8 (Limited Recourse), 10 (Confidentiality), 11 (Notices), 12 (Governing Law; Jurisdiction; Venue; Waiver of Jury Trial), 13 (Headings; Construction) and 14 (Counterparts) of this Letter shall survive any termination hereof.

6.     Assignment; Amendments and Waivers; Entire Agreement.

(a)     The rights and obligations under this Letter may not be assigned by any Party hereto without the prior written consent of the other Parties, and any attempted assignment shall be null and void and of no force or effect. For the avoidance of doubt, the granting of such consent by the Investor in a given instance shall be solely in the discretion of the Investor and, if granted, shall not constitute a waiver of the requirement to obtain the Investor’s consent with respect to any subsequent assignment. Notwithstanding the foregoing, the Investor may assign all or a portion of its obligations to fund its Commitment Amount to one or more affiliated investment funds or any other non-affiliated co-investors; provided, that (1) any such assignment shall not relieve the Investor of its obligations hereunder, except, following a valid assignment pursuant to this Section 6(a) and to the extent such obligations to fund the Commitment Amount are actually performed by such affiliated investment funds or other non-affiliated co-investors, and (2) no such assignment shall be permitted to any Person who does meet the applicable requirements of United States citizenship and cabotage Laws principally contained in the Jones Act.

(b)     This Letter may not be amended, and no provision hereof waived or modified, except by an instrument signed by Parent, the Investor and the Company.

(c)     This Letter (together with the Merger Agreement, the Limited Guarantee, the Confidentiality Agreement, and any other agreement or instrument delivered in connection with the foregoing) constitutes the entire agreement of the Parties with respect to the subject matter hereof, and supersedes all prior agreements, understandings and statements, written or oral, between the Investor or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other, with respect to the transactions contemplated hereby.

7.     No Third Party Beneficiaries; Enforceability. This Letter is solely for the benefit of, and shall only be binding upon, the Parties hereto and their respective successors and permitted assigns. This Letter is not intended to, and does not, confer upon any other Person any benefits, rights or remedies, except that (a) the Company is an express third party beneficiary hereof and shall have the Specific Performance Rights described in Section 4 of this Letter and the rights described in Section 6(b) of this Letter, and no others, and (b) any Non-Recourse Party may rely upon and enforce the provisions of Sections 4 and 8 hereof. Subject to the foregoing, this Letter may only be enforced by Parent at the direction of the Investor. Neither Parent’s creditors (other than the Company to the extent provided herein) nor any Person claiming by, through, or on behalf or for the benefit of Parent, the Company, or any of their respective Affiliates shall have any right to enforce this Letter or to cause Parent to enforce this Letter.

8.     Limited Recourse. Notwithstanding anything that may be expressed or implied in this Letter, the Merger Agreement, or any document or instrument delivered in connection herewith or therewith, no Person other than the Investor and its successors and permitted assigns shall have any obligation hereunder or in connection with the transactions contemplated hereby and, notwithstanding that the Investor or any of its permitted assigns may be a partnership or limited liability company, no Person has any rights of recovery against or recourse hereunder, under the Merger Agreement or under any documents or instruments delivered in connection herewith or therewith, or rights of recovery or recourse in respect of any oral representations made or alleged to be made in connection herewith or therewith, against any and all former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interests, controlling persons, incorporators, directors, officers, employees, agents, attorneys, members, managers, management companies, portfolio companies, general or limited partners, stockholders, representatives, assignees or Affiliates of the Investor (other than Parent) and any and all former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interests, controlling persons, incorporators, directors, officers, employees, agents, attorneys, members, managers, management companies, portfolio companies, general or limited partners, stockholders, representatives, assignees or Affiliates (other than Parent and the Investor) of any of the foregoing, and any and all former, current or future direct or indirect heirs, executors, administrators, trustees, Representatives, successors, assigns or agents of any of the foregoing (collectively the “Non-Recourse Parties”), whether by the enforcement of any assessment or by any Legal Dispute or equitable proceeding, or by virtue of any applicable Law, no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Party for any obligations of the Investor under this Letter or any documents or instruments delivered in connection herewith or in connection with the Merger Agreement or in respect of any oral representations made or alleged to be made in connection herewith or therewith or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of such obligations or their creation; provided, however, that nothing in this Section 8 is intended or shall be construed to limit or modify the contractual obligations of (i) the Investor under the Limited Guarantee or (ii) Parent or Merger Sub under the Merger Agreement.

9.     Representations and Warranties. The Investor hereby represents and warrants to the Parent that:

(a)     the Investor has all limited partnership power and authority to execute, deliver and perform this Letter;

(b)     the execution, delivery and performance of this Letter have been duly authorized by all necessary action and do not contravene any provision of the Investor’s charter, partnership agreement, operating agreement or similar organizational document or contravene in any material respect any Law or Contract binding on the Investor or its assets;

(c)     all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Letter by the Investor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Letter;

(d)     this Letter constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity);

(e)     the Investor’s commitment is less than the maximum amount that it is permitted to invest in any one portfolio investment pursuant to the terms of its constituent documents or otherwise; and

(f)     the Investor has sufficient liquid and unencumbered assets (or the enforceable right to obtain such assets from its limited partners in connection with this Letter pursuant to the terms of its limited partnership agreement or other governing documents) to pay and perform its obligations under this Letter, and the Investor shall maintain at least such amount of liquid and unencumbered assets (or the right to obtain such assets) necessary for the Investor to fulfill its obligation to fund the Commitment Amount for so long as this Letter shall remain in effect in accordance with Section 5 hereof. The Parties acknowledge that Parent and Company have specifically relied on the accuracy of the representations and warranties contained in this paragraph, and are not relying on any other statement, agreement, undertaking, understanding, representation or warranty on the part of the Investor.

10.     Confidentiality. This Letter shall be treated as confidential and is being provided to Parent and the Company solely in connection with the Acquisition. This Letter may not be used, circulated, quoted or otherwise referred to in any document by Parent or the Company or their respective Affiliates, except with the prior written consent of the Investor; provided, that no such written consent shall be required for disclosures by Parent to the Company so long as the Company agrees to keep such information confidential on terms substantially identical to the terms contained in this Section 10; provided, further, that (i) any Party hereto may disclose the terms of this Letter to the extent required by any applicable Law or in connection with any regulatory filings relating to the Acquisition (provided, that Parent or the Company, as applicable, will provide the Investor an opportunity to review and comment upon such proposed disclosure in advance of such disclosure being made) and (ii) the Investor may disclose the existence of this Letter to its Affiliates and its and their respective Representatives.

11.     Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Letter shall be in writing and shall be given by any of the following methods: (a) personal delivery; (b) registered or certified mail, postage prepaid, return receipt requested; (c) overnight mail; or (d) email transmission. Notices shall be sent to the appropriate Party at its address given below (or at such other address for such Party as shall be specified by notice given hereunder):

if to Investor:

c/o American Industrial Partners

450 Lexington Avenue, 40th Floor

New York, New York 10017

Attn.:  General Counsel

Email: notices@americanindustrial.com

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036-8704

Attn.:  Daniel S. Evans

Email: daniel.evans@ropesgray.com

if to Parent:

Safari Parent, Inc.

c/o American Industrial Partners

450 Lexington Avenue, 40th Floor

New York, New York 10017

Attn.:     General Counsel

Email: notices@americanindustrial.com

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036-8704

Attn.:  Daniel S. Evans

Email: daniel.evans@ropesgray.com

12.     Governing Law; Jurisdiction; Venue; Waiver of Jury Trial.

(a)     This Letter shall be governed by and construed in accordance with the Laws of the State of Delaware (regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters, including matters of validity, construction, effect, performance and remedies.

(b)     Each Party hereby irrevocably agrees that any Action relating to this Letter shall be brought only in the exclusive jurisdiction of the Court of Chancery of the State of Delaware, and if such court declines jurisdiction, the federal courts located in the State of Delaware, and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action that is brought in any such court has been brought in an inconvenient forum. During the period that an Action that is filed in accordance with this Section 12 is pending before a court, all Actions with respect to such Action or any other Action, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each Party hereby waives, and agrees not to assert as a defense in any Action, that (a) such Party is not subject thereto, (b) such Action may not be brought or is not maintainable in such court, (c) such Party’s property is exempt or immune from execution, (d) such Action is brought in an inconvenient forum or (e) the venue of such Action is improper. A final judgment in any Action described in this Section 12 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws.

(c)     WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH ANY MATTER WHICH IS THE SUBJECT OF THIS LETTER OR ANY CONTRACT ENTERED INTO IN CONNECTION HEREWITH, ANY PROVISION HEREOF AND/OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

13.     Headings; Construction. The descriptive headings contained in this Letter are for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Letter. Each Party acknowledges that it and its respective counsel have reviewed this Letter and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party shall not be employed in the interpretation of this Letter.

14.     Counterparts. This Letter may be executed and delivered (via portable document format (.pdf)) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which, when executed, shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Very truly yours, INVESTOR: AMERICAN INDUSTRIAL PARTNERS CAPITAL FUND VII, L.P.

By:	AIPCF VII, LLC, its general partner

By:	/s/ Stanley Edme
Name: Stanley Edme Title: Managing Member

Accepted and acknowledged

as of the date first written above:

PARENT:

SAFARI PARENT, INC.

By:	/s/ Tony Rinnevaara
Name: Toni Rinnevaara Title: Vice President

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